FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 20, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
20 June 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 June 2024	200,455	317.30	313.70	315.5681	LSE
20 June 2024	48,204	316.00	313.70	314.9732	CHIX
20 June 2024	89,830	316.90	313.90	315.2480	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 289,916,035 Ordinary Shares in treasury and have 8,324,847,786 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
20 June 2024	08:08:23	BST	5310	314.30	BATE	1202875
20 June 2024	08:11:23	BST	2842	314.00	BATE	1206473
20 June 2024	08:11:23	BST	2200	314.00	BATE	1206471
20 June 2024	08:11:23	BST	4800	314.00	BATE	1206469
20 June 2024	08:11:26	BST	1483	313.90	BATE	1206522
20 June 2024	08:11:29	BST	2596	313.90	BATE	1206571
20 June 2024	08:14:45	BST	1669	313.90	BATE	1210147
20 June 2024	08:14:45	BST	165	313.90	BATE	1210145
20 June 2024	08:32:03	BST	4771	315.70	BATE	1229783
20 June 2024	08:40:55	BST	289	315.20	BATE	1239590
20 June 2024	08:40:55	BST	4733	315.20	BATE	1239588
20 June 2024	08:47:07	BST	5441	314.00	BATE	1247527
20 June 2024	08:56:11	BST	1347	314.20	BATE	1258541
20 June 2024	08:56:11	BST	4441	314.20	BATE	1258539
20 June 2024	09:20:01	BST	41	315.20	BATE	1281190
20 June 2024	09:20:01	BST	2498	315.20	BATE	1281194
20 June 2024	09:20:01	BST	2852	315.20	BATE	1281196
20 June 2024	09:36:40	BST	322	314.90	BATE	1293804
20 June 2024	09:36:53	BST	2328	314.90	BATE	1294016
20 June 2024	09:39:16	BST	237	314.90	BATE	1295763
20 June 2024	09:39:25	BST	2508	314.90	BATE	1295894
20 June 2024	10:00:16	BST	1309	315.30	BATE	1313161
20 June 2024	10:00:16	BST	3474	315.30	BATE	1313159
20 June 2024	10:16:20	BST	900	316.10	BATE	1326913
20 June 2024	10:16:20	BST	256	316.10	BATE	1326911
20 June 2024	10:16:20	BST	700	316.10	BATE	1326909
20 June 2024	10:16:50	BST	3678	316.10	BATE	1327224
20 June 2024	10:42:11	BST	180	316.20	BATE	1347604
20 June 2024	10:43:22	BST	3736	316.20	BATE	1348794
20 June 2024	10:43:22	BST	1425	316.20	BATE	1348790
20 June 2024	11:17:38	BST	536	316.70	BATE	1374281
20 June 2024	11:22:15	BST	382	316.70	BATE	1377937
20 June 2024	11:22:15	BST	418	316.70	BATE	1377935
20 June 2024	11:27:13	BST	1633	316.70	BATE	1380949
20 June 2024	11:27:13	BST	2943	316.70	BATE	1380947
20 June 2024	11:31:38	BST	288	316.50	BATE	1384124
20 June 2024	11:31:47	BST	4569	316.50	BATE	1384191
20 June 2024	11:56:57	BST	5345	316.20	BATE	1399694
20 June 2024	12:18:38	BST	5185	316.90	BATE	1413492
20 June 2024	08:08:23	BST	5235	314.40	CHIX	1202871
20 June 2024	08:15:44	BST	5565	313.70	CHIX	1211031
20 June 2024	08:32:03	BST	5160	315.70	CHIX	1229781
20 June 2024	08:46:56	BST	5877	314.80	CHIX	1247327
20 June 2024	09:06:19	BST	293	314.80	CHIX	1268611
20 June 2024	09:06:41	BST	3007	314.80	CHIX	1268876
20 June 2024	09:06:41	BST	1775	314.80	CHIX	1268874
20 June 2024	09:26:09	BST	5051	314.90	CHIX	1285276
20 June 2024	09:44:01	BST	5125	315.00	CHIX	1299284
20 June 2024	10:04:46	BST	5900	315.50	CHIX	1317076
20 June 2024	10:32:00	BST	452	316.00	CHIX	1339005
20 June 2024	10:32:00	BST	3412	316.00	CHIX	1339003
20 June 2024	10:37:35	BST	301	316.00	CHIX	1342740
20 June 2024	10:37:35	BST	1051	316.00	CHIX	1342738
20 June 2024	08:08:23	BST	6207	314.40	LSE	1202873
20 June 2024	08:10:52	BST	5569	314.30	LSE	1205960
20 June 2024	08:15:44	BST	6163	313.70	LSE	1211033
20 June 2024	08:24:28	BST	5914	314.50	LSE	1220459
20 June 2024	08:32:03	BST	4378	315.70	LSE	1229787
20 June 2024	08:32:03	BST	915	315.70	LSE	1229785
20 June 2024	08:40:53	BST	5715	315.30	LSE	1239562
20 June 2024	08:46:57	BST	6040	314.60	LSE	1247346
20 June 2024	08:49:52	BST	5241	315.00	LSE	1251059
20 June 2024	08:49:52	BST	5544	315.00	LSE	1251050
20 June 2024	09:01:15	BST	5515	314.80	LSE	1264444
20 June 2024	09:04:12	BST	5359	314.80	LSE	1266923
20 June 2024	09:08:53	BST	5722	314.50	LSE	1272421
20 June 2024	09:20:01	BST	5561	315.20	LSE	1281192
20 June 2024	09:20:12	BST	4414	315.00	LSE	1281385
20 June 2024	09:20:12	BST	1743	315.00	LSE	1281383
20 June 2024	09:26:45	BST	5947	314.80	LSE	1285742
20 June 2024	09:32:53	BST	5776	314.90	LSE	1290870
20 June 2024	09:39:16	BST	5432	314.90	LSE	1295765
20 June 2024	09:46:32	BST	2525	314.80	LSE	1301493
20 June 2024	09:46:32	BST	3627	314.80	LSE	1301491
20 June 2024	09:56:15	BST	3956	314.90	LSE	1309368
20 June 2024	09:56:15	BST	2029	314.90	LSE	1309366
20 June 2024	10:00:16	BST	5399	315.30	LSE	1313163
20 June 2024	10:12:10	BST	2193	316.60	LSE	1323135
20 June 2024	10:12:10	BST	3030	316.60	LSE	1323131
20 June 2024	10:12:57	BST	6153	316.70	LSE	1324008
20 June 2024	10:14:56	BST	6132	316.00	LSE	1325501
20 June 2024	10:26:18	BST	5020	315.90	LSE	1334475
20 June 2024	10:26:18	BST	1089	315.90	LSE	1334473
20 June 2024	10:42:09	BST	2269	316.30	LSE	1347499
20 June 2024	10:42:09	BST	3042	316.30	LSE	1347493
20 June 2024	10:50:43	BST	5804	316.60	LSE	1354983
20 June 2024	11:05:29	BST	5322	316.40	LSE	1365562
20 June 2024	11:17:38	BST	5694	316.70	LSE	1374279
20 June 2024	11:29:33	BST	1955	316.60	LSE	1382621
20 June 2024	11:29:33	BST	3350	316.60	LSE	1382623
20 June 2024	11:38:19	BST	6199	316.70	LSE	1387866
20 June 2024	11:51:42	BST	1063	316.60	LSE	1396757
20 June 2024	11:51:42	BST	4584	316.60	LSE	1396755
20 June 2024	11:56:57	BST	5694	316.20	LSE	1399696
20 June 2024	12:02:05	BST	741	317.20	LSE	1403597
20 June 2024	12:02:05	BST	5231	317.20	LSE	1403595
20 June 2024	12:05:46	BST	5699	317.30	LSE	1406201
20 June 2024	12:15:41	BST	5500	317.00	LSE	1411825

Date: 20 June 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary